ATTORNEYS & COUNSELORS
112 East Pecan Street, Suite 2100                   Steven R. Jacobs
San Antonio, TX  78205                              (210) 978-7727 (Direct Dial)
(210) 978-7700, Fax  (210) 978-7790                 (210) 242-4560 (Direct Fax)
www.jw.com                                          sjacoba@jw.com

                              Jackson Walker L.L.P.


                                 April 12, 2006



United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010
Attention:  Jill S. Davis
              Jennifer Goeken

         Re:      Abraxas Petroleum Corporation
                  Item 4.02 Form 8-K; Filed March 22, 2006; File No. 0-19118

Dear Ms. Davis and Ms. Goeken:

     Pursuant to my conversation with Jennifer Goeken this morning, on behalf of our client, Abraxas Petroleum Corporation, Abraxas has authorized us to confirm that the use of the word "adequate" in our response dated April 11, 2006, to the Staff's comment letter dated March 23, 2006, was inadvertent. Abraxas has authorized us to confirm that Abraxas' disclosure controls were effective and designed to ensure that material information relating to Abraxas and its consolidated subsidiaries required to be included in Abraxas' periodic filings be made known to Abraxas' certifying officers by others within those entities as of the end of each of the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

     Please feel free to contact the undersigned at (210) 978-7727 or Chris Williford, Abraxas' CFO, at (210) 757-9860, should you wish to request additional information regarding this matter.


                                           Very truly yours,



                                          /s/Steven R. Jacobs

SRJ:mdw

cc:      Chris E. Williford